Exhibit 99.1
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: January 23, 2024
MERCK & CO., INC.

/s/ Kelly Grez
Name: Kelly Grez
Title: Corporate Secretary

MERCK SHARP & DOHME LLC

/s/ Jon Filderman
Name: Jon Filderman
Title: Vice President

MERCK GLOBAL HEALTH INNOVATION FUND, LLC

/s/ William Taranto
Name: William Taranto
Title: President & General Partner